Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

AUGUST 31, 2022 AND 2021

(Expressed in Canadian Dollars unless otherwise stated)

GoldMining Inc. Condensed Consolidated Interim Statements of Financial Position As at August 31, 2022 and November 30, 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

		As at August 31,	As at November 30,
		2022	2021
	Notes	($)	($)
Assets
Current assets
Cash and cash equivalents	6	3,992,746	11,658,308
Other receivables		51,544	40,096
Prepaid expenses and deposits		485,945	528,804
Short-term investment		26,000	50,000
		4,556,235	12,277,208
Non-current assets
Reclamation deposits		523,816	523,816
Land, property and equipment	4	1,893,848	1,789,544
Exploration and evaluation assets	5	55,793,431	54,475,285
Investment in joint venture		1,138,449	999,396
Long-term investments	3	74,673,225	130,090,220
		138,579,004	200,155,469

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,367,766	991,913
Due to joint venture		27,647	24,809
Due to related parties	11	47,068	20,793
Lease liabilities		87,727	54,453
Margin loan payable	7	9,374,542	12,481,648
		10,904,750	13,573,616
Non-Current Liabilities
Lease liabilities		185,407	69,767
Government loan		-	40,000
Rehabilitation provisions	8	862,111	899,829
Deferred tax liability	3	191,011	9,867,859
		12,143,279	24,451,071

Equity
Issued capital	9	141,665,905	131,082,494
Reserves	9	10,951,239	10,106,552
Retained earnings		32,369,315	41,183,972
Accumulated other comprehensive loss		(58,550,734)	(6,668,620)
Total equity attributable to shareholders of the Company		126,435,725	175,704,398
Non-controlling interests	12	-	-
		126,435,725	175,704,398
		138,579,004	200,155,469

Commitments (Note 13)

Subsequent events (Note 14)

Approved and authorized for issue by the Board of Directors on October 14, 2022.

/s/ "David Kong"	/s/ "Pat Obara"
David Kong Director	Pat Obara Chief Financial Officer

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.

Condensed Consolidated Interim Statements of Comprehensive Loss

For the three and nine months ended August 31, 2022 and 2021

(Unaudited, expressed in Canadian dollars unless otherwise stated)

		For the three months		For the nine months
		ended August 31,		ended August 31,
		2022	2021	2022	2021
	Notes	($)	($)	($)	($)
Expenses
Consulting fees		72,714	46,405	179,078	220,793
Depreciation	4	52,724	47,042	157,147	137,570
Directors' fees, salaries and benefits	11	351,823	220,565	953,911	867,998
Exploration expenses	5	1,145,884	761,728	2,216,599	1,423,945
General and administrative		938,806	647,715	3,370,650	2,118,734
Professional fees		685,704	250,265	1,912,331	1,549,924
Share-based compensation	9	235,920	179,867	1,352,187	2,271,155
Share of loss on investment in joint venture		29,025	1,115	51,199	3,415
Recovery on grant of mineral property option	5	(1,379,332)	-	(1,379,332)	-
Gains on remeasurement of investment in GRC	3	-	-	-	(118,200,828)
Share of loss in associate	3	-	6,650,226	-	7,938,102
		2,133,268	8,804,928	8,813,770	(101,669,192)
Operating income (loss)		(2,133,268)	(8,804,928)	(8,813,770)	101,669,192

Other items
Dividend income		259,620	-	514,920	-
Gain on government loan forgiveness		-	-	10,000	-
Interest income (expense)		14,822	(296)	25,395	6,944
Other income		-	-	3,705	-
Accretion of rehabilitation provisions	8	(5,899)	(1,103)	(11,328)	(2,816)
Financing costs	7	(479,962)	(2,492)	(1,281,908)	(7,962)
Gain on settlement of litigation		-	667,386	-	667,386
Net foreign exchange gain (loss)		(451,335)	43	(448,120)	(79,335)
Net income (loss) for the period before taxes		(2,796,022)	(8,141,390)	(10,001,106)	102,253,409
Deferred income tax recovery (expense)	3,5	(81,641)	1,156,081	1,186,449	(7,988,478)
Net income (loss) for the period		(2,877,663)	(6,985,309)	(8,814,657)	94,264,931

Attributable to:
Shareholders of the Company		(2,877,663)	(6,985,309)	(8,814,657)	94,435,987
Non-controlling interests		-	-	-	(171,056)
Net income (loss) for the period		(2,877,663)	(6,985,309)	(8,814,657)	94,264,931

Other comprehensive income (loss)
Items that will not be subsequently reclassified to net income or loss:
Unrealized loss on short-term investments		(14,000)	(10,000)	(24,000)	(20,000)
Unrealized loss on long-term investments	3	(7,300,050)	-	(62,891,848)	-
Deferred tax recovery on long-term investments	3	985,507	-	8,490,399	-
Items that may be reclassified subsequently to net income or loss:
Foreign currency translation adjustments		680,960	7,282,363	2,543,335	(514,190)
Deferred tax expense on foreign currency translation of associate		-	(674,476)	-	(72,924)
Total comprehensive income (loss) for the period		(8,525,246)	(387,422)	(60,696,771)	93,657,817

Attributable to:
Shareholders of the Company		(8,525,246)	(387,422)	(60,696,771)	93,828,873
Non-controlling interests		-	-	-	(171,056)
Total comprehensive income (loss) for the period		(8,525,246)	(387,422)	(60,696,771)	93,657,817

Basic income (loss) per share		(0.02)	(0.05)	(0.06)	0.63
Diluted income (loss) per share		(0.02)	(0.05)	(0.06)	0.62

Weighted average number of shares
Basic		155,105,640	149,625,483	152,614,721	149,233,244
Diluted		155,105,640	149,625,483	152,614,721	152,624,764

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc. Condensed Consolidated Interim Statements of Changes in Equity For the nine months ended August 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

						Accumulated	Attributable
					Retained	Other	to Shareholders	Non-
			Issued		Earnings	Comprehensive	of the	controlling
		Number of	Capital	Reserves	(Deficit)	Loss	Company	Interests	Total
	Notes	Shares	($)	($)	($)	($)	($)	($)	($)
Balance at November 30, 2020		148,699,191	128,181,627	9,102,695	(59,934,831)	(13,046,696)	64,302,795	1,204,414	65,507,209
Options exercised	9	1,007,139	1,483,131	(610,494)	-	-	872,637	-	872,637
Restricted share rights vested	9	24,040	69,440	(69,440)	-	-	-	-	-
Gold Royalty private placement		-	-	-	84,592	-	84,592	52,836	137,428
Gold Royalty restricted shares		-	-	-	(402,112)	-	(402,112)	402,112	-
Share-based compensation	9	-	-	1,118,450	1,081,083	-	2,199,533	71,622	2,271,155
Initial recognition of deferred tax benefits of share issuance costs		-	392,871	-	-	-	392,871	-	392,871
Other comprehensive loss		-	-	-	-	(607,114)	(607,114)	-	(607,114)
Net income for the period		-	-	-	94,435,987	-	94,435,987	(171,056)	94,264,931
Deconsolidation of the non-controlling interests		-	-	-	-	-	-	(1,559,928)	(1,559,928)
Balance at August 31, 2021		149,730,370	130,127,069	9,541,211	35,264,719	(13,653,810)	161,279,189	-	161,279,189
Options exercised	9	174,517	400,190	(141,233)	-	-	258,957	-	258,957
Restricted share rights vested	9	12,500	35,750	(35,750)	-	-	-	-	-
Issued capital pursuant to:
Settlement of litigation		324,723	526,051	-	-	-	526,051	-	526,051
Issuance cost		-	(6,941)	-	-	-	(6,941)	-	(6,941)
Share-based compensation	9	-	-	742,324	-	-	742,324	-	742,324
Initial recognition of deferred tax benefits of share issuance costs		-	375	-	-	-	375	-	375
Other comprehensive income		-	-	-	-	6,985,190	6,985,190	-	6,985,190
Net income for the period		-	-	-	5,919,253	-	5,919,253	-	5,919,253
Balance at November 30, 2021		150,242,110	131,082,494	10,106,552	41,183,972	(6,668,620)	175,704,398	-	175,704,398
Options exercised	9	686,501	1,509,662	(426,000)	-	-	1,083,662	-	1,083,662
Restricted share rights vested	9	37,500	81,500	(81,500)	-	-	-	-	-
At-the-Market offering:
Common shares issued for cash	9	5,448,932	9,198,433	-	-	-	9,198,433	-	9,198,433
Agents' fees and issuance costs	9	-	(230,084)	-	-	-	(230,084)	-	(230,084)
Issued capital pursuant to acquisition of:
Exploration and evaluation assets	5	10,000	23,900	-	-	-	23,900	-	23,900
Share-based compensation	9	-	-	1,352,187	-	-	1,352,187	-	1,352,187
Other comprehensive loss		-	-	-	-	(51,882,114)	(51,882,114)	-	(51,882,114)
Net loss for the period		-	-	-	(8,814,657)	-	(8,814,657)	-	(8,814,657)
Balance at August 31, 2022		156,425,043	141,665,905	10,951,239	32,369,315	(58,550,734)	126,435,725	-	126,435,725

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc. Condensed Consolidated Interim Statements of Cash Flows For the three and nine months ended August 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

	For the three months		For the nine months
	ended August 31,		ended August 31,
	2022	2021	2022	2021
	($)	($)	($)	($)
Operating activities
Net income (loss) for the period	(2,877,663)	(6,985,309)	(8,814,657)	94,264,931
Adjustments for items not involving cash:
Depreciation	52,724	47,042	157,147	137,570
Accretion	5,899	1,103	11,328	2,816
Financing costs	479,962	2,492	1,281,908	7,962
Equity losses of joint venture	29,025	1,115	51,199	3,415
Share-based compensation	235,920	179,867	1,352,187	2,271,155
Gain on remeasurement of investment in GRC	-	-	-	(118,200,828)
Share of loss in associate	-	6,650,226	-	7,938,102
Gain on government loan forgiveness	-	-	(10,000)	-
Deferred income tax expense (recovery)	81,641	(1,156,081)	(1,186,449)	7,988,478
Gain on settlement of litigation	-	(667,386)	-	(667,386)
Gain on grant of mineral property option	(1,379,332)	-	(1,379,332)	-
Net unrealized foreign exchange loss (gain)	394,604	(16,627)	259,769	(43,206)
Net changes in non-cash working capital items:
Other receivables	(27,820)	9,384	(11,448)	(9,194)
Prepaid expenses and deposits	108,700	(327,322)	42,859	(898,644)
Accounts payable and accrued liabilities	256,967	219,068	375,853	869,059
Due to related parties	9,306	(14,653)	26,275	(24,664)
Cash used in operating activities	(2,630,067)	(2,057,081)	(7,843,361)	(6,360,434)

Investing activities
Investment in exploration and evaluation assets	-	(48,510)	(110,312)	(48,510)
Investment in royalty	-	-	-	(230,614)
Purchase of long-term investments	(1,208,309)	-	(4,985,964)	-
Investment in joint venture	-	-	(78,175)	-
Purchase of equipment	-	-	(34,791)	(7,787)
Deconsolidation of cash held in GRC	-	-	-	(2,480,709)
Reclamation deposit	-	-	-	30,000
Restricted cash refund	-	87,515	-	262,506
Cash generated from (used in) investing activities	(1,208,309)	39,005	(5,209,242)	(2,475,114)

Financing activities
Proceeds from At-the-Market offering, net of agents' fees and issuance costs	3,192,183	-	8,968,349	-
Proceeds from common shares issued upon exercise of options	-	211,699	1,083,662	872,637
Payment of lease liabilities	(26,980)	(28,655)	(81,490)	(85,265)
Payment of government loan	-	-	(30,000)	-
Principal payment of margin loan	(3,695,710)	-	(3,695,710)	-
Interest paid on margin loan	(465,997)	-	(941,161)	-
Payment of short-term credit facility	-	(88,456)	-	(267,024)
Proceeds from GRC private placement	-	-	-	137,428
Cash generated from (used in) financing activities	(996,504)	94,588	5,303,650	657,776

Effect of exchange rate changes on cash	99,003	(59,880)	83,391	(6,349)

Net decrease in cash and cash equivalents	(4,735,877)	(1,983,368)	(7,665,562)	(8,184,121)
Cash and cash equivalents
Beginning of period	8,728,623	2,992,336	11,658,308	9,193,089
End of period	3,992,746	1,008,968	3,992,746	1,008,968

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

1.	Corporate Information

GoldMining Inc. is a corporation organized under the laws of British Columbia and was incorporated in the Province of British Columbia, Canada, on September 9, 2009. Together with its subsidiaries (collectively, the "Company" or "GoldMining"), the Company is a public mineral exploration company with a focus on the acquisition, exploration and development of projects in Brazil, Colombia, United States, Canada, Peru and other regions of the Americas.

GoldMining Inc.'s common shares (the "GoldMining Shares") are listed on the Toronto Stock Exchange (the "TSX") under the symbol "GOLD", on the NYSE American (the "NYSE") under the symbol "GLDG" and on the Frankfurt Stock Exchange under the symbol "BSR". The head office and principal address of the Company is located at Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada.

2.	Basis of Preparation

2.1         Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

The Company's significant accounting policies applied in these condensed consolidated interim financial statements are the same as those described in note 3 of the Company's annual consolidated financial statements as at and for the years ended November 30, 2021 and 2020. These condensed consolidated interim financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements.

The Company's consolidated financial statements and those of its controlled subsidiaries are presented in Canadian dollars ("$" or "dollars"), and all values are rounded to the nearest dollar except where otherwise indicated.

The Company's condensed consolidated interim financial statements for the three and nine month period ended August 31, 2022 were authorised for issue by the Company's Board of Directors on October 14, 2022.

2.2         Significant accounting judgments and estimates

The preparation of these condensed consolidated interim financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the condensed consolidated interim financial statements are consistent with those described in Note 3 of the Company's annual consolidated financial statements.

3.	Long-term investments

The Company's long-term investments consist of Gold Royalty Corp. ("GRC") and NevGold Corp. ("NevGold") and are measured at fair value through other comprehensive income ("FVTOCI"). Long-term investments are recorded at fair value based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. During the three months ended August 31, 2022, the Company recorded an unrealized loss of $7,300,050 and a deferred tax recovery of $985,507 in other comprehensive loss relating to its long-term investments. During the nine months ended August 31, 2022, the Company recorded an unrealized loss of $62,891,848 and a deferred tax recovery of $8,490,399 in other comprehensive loss relating to its long-term investments.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

Gold Royalty Corp.

In March 2021, the Company's former subsidiary, GRC completed its initial public offering (the "IPO"). Following the completion of the IPO, the Company's ownership in GRC decreased from 87.6% to 48.1% and the Company concluded it no longer had control over GRC. The Company reported the results of GRC as an associate using the equity method effective March 11, 2021. During the three and nine months ended August 31, 2021, the Company had a share of loss in associate of $6,650,226 and $7,938,102, respectively. Following the Company's loss of control of GRC, the Company remeasured the value of its retained investment at fair value and recognized a gain of $118,200,828 during the nine months ended August 31, 2021. On August 23, 2021, GRC completed the acquisition of Ely Gold Royalties Inc. ("Ely Gold"). Following GRC's acquisition of Ely Gold, the Company's ownership in GRC decreased from 48.1% to 27.6%. Post ownership dilution, two of the Company's directors remained members of GRC's board of seven directors. The Company continued to have the ability to exercise significant influence over GRC following the acquisition of Ely Gold. On November 5, 2021, GRC completed the acquisition of Abitibi Royalties Inc. ("Abitibi") and Golden Valley Mines and Royalties Ltd. ("Golden Valley") and its ownership in GRC fell below 20%. Based on an analysis performed, the Company concluded it no longer had significant influence over GRC and has accounted for its ownership in the common shares of GRC as an investment in GRC initially recognized at fair value and subsequently measured at FVTOCI effective November 5, 2021.

During the three and nine months ended August 31, 2022, the Company acquired 73,200 and 773,200 common shares, respectively, for $208,309 and $3,985,964, respectively, including transaction costs, through open market purchases over the facilities of the NYSE American.

20.7 million of the GRC shares are pledged as security for the Company's margin loan (Note 7).

NevGold Corp.

During the three and nine months ended August 31, 2022, the Company acquired 5,925,925 common shares of NevGold upon the grant of an option agreement on the Company's Almaden Project, representing a 10.5% ownership interest upon closing of the transaction. This included the purchase of 1,481,481 NevGold common shares for $1,000,000 and the receipt of 4,444,444 common shares of NevGold with a fair value of $2,488,889 (Note 5). The investment in NevGold was initially recognized at fair value and subsequently measured at FVTOCI.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

The changes in long-term investments, when accounted for at FVTOCI are as follows:

		As at November 30, 2021			As at August 31, 2022
	Number of Shares	Fair Value ($)	Additions ($)	Unrealized Gains (Losses) ($)	Fair Value ($)
Investment in GRC	20,773,200	130,090,220	3,985,964	(62,069,625)	72,006,559
Investment in NevGold	5,925,925	-	3,488,889	(822,223)	2,666,666
	26,699,125	130,090,220	7,474,853	(62,891,848)	74,673,225

		As at November 30, 2020			As at November 30, 2021
	Number of Shares	Fair Value ($)	Initial recognition of investment in GRC ($)	Unrealized Gains (Losses) ($)	Fair Value ($)
Investment in GRC	20,000,000	-	120,832,900	9,257,320	130,090,220
	20,000,000	-	120,832,900	9,257,320	130,090,220

4.	Land, Property and Equipment

				Right-of-
				Use Assets
		Buildings and	Office	(Office and)	Exploration
	Land	Camp Structures	Equipment	warehouse space)	Equipment	Vehicles	Total
	($)	($)	($)	($)	($)	($)	($)
Cost
Balance at November 30, 2020	1,027,901	1,155,113	137,558	197,207	231,974	353,935	3,103,688
Additions	-	-	7,787	149,053	-	-	156,840
Change in reclamation estimate	-	55,303	-	-	-	-	55,303
Deconsolidation of GRC	-	-	(2,174)	-	-	-	(2,174)
Impact of foreign currency translation	(17,552)	(17,384)	(3,263)	1,756	(5,272)	(6,755)	(48,470)
Balance at November 30, 2021	1,010,349	1,193,032	139,908	348,016	226,702	347,180	3,265,187
Additions	-	-	34,791	216,311	-	-	251,102
Change in reclamation estimate	-	(36,080)	-	-	-	-	(36,080)
Disposition	-	-	-	(44,493)	-	-	(44,493)
Impact of foreign currency translation	27,751	32,042	7,627	(8,195)	8,309	10,665	78,199
Balance at August 31, 2022	1,038,100	1,188,994	182,326	511,639	235,011	357,845	3,513,915

Accumulated Depreciation
Balance at November 30, 2020	-	521,357	106,807	100,564	230,375	353,935	1,313,038
Depreciation	-	61,635	13,737	109,223	1,028	-	185,623
Deconsolidation of GRC	-	-	(369)	-	-	-	(369)
Impact of foreign currency translation	-	(7,707)	(3,416)	454	(5,225)	(6,755)	(22,649)
Balance at November 30, 2021	-	575,285	116,759	210,241	226,178	347,180	1,475,643
Depreciation	-	52,196	31,108	73,319	524	-	157,147
Disposition	-	-	-	(44,493)	-	-	(44,493)
Impact of foreign currency translation	-	17,264	5,907	(10,375)	8,309	10,665	31,770
Balance at August 31, 2022	-	644,745	153,774	228,692	235,011	357,845	1,620,067

Net Book Value
At November 30, 2021	1,010,349	617,747	23,149	137,775	524	-	1,789,544
At August 31, 2022	1,038,100	544,249	28,552	282,947	-	-	1,893,848

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

5.	Exploration and Evaluation Assets

	For the three months		For the nine months
	ended August 31,		ended August 31,
	2022	2021	2022	2021
	($)	($)	($)	($)

Balance at the beginning of period	56,318,610	52,655,118	54,475,285	55,885,728
Mineral rights and property acquired	-	-	134,212	-
Mineral property option payment	-	48,510	-	48,510
Mineral property option grant	(1,152,262)	-	(1,152,262)	-
	55,166,348	52,703,628	53,457,235	55,934,238
Change in reclamation estimate	(11,846)	(4,984)	(22,605)	26,529
Foreign currency translation adjustments	638,929	2,251,051	2,358,801	(1,011,072)
Balance at the end of period	55,793,431	54,949,695	55,793,431	54,949,695

Exploration and evaluation assets on a project basis are as follows:

	August 31,	November 30,
	2022	2021
	($)	($)
La Mina	14,025,018	13,650,091
Titiribi	11,774,341	11,459,581
Yellowknife	7,124,752	7,147,358
Crucero	6,907,936	6,723,268
Cachoeira	5,963,630	5,351,475
São Jorge	5,024,583	4,508,819
Surubim	1,948,617	1,748,595
Yarumalito	1,636,189	1,461,825
Whistler	962,872	937,132
Batistão	225,731	202,560
Montes Áureos and Trinta	172,084	154,420
Rea	27,678	27,678
Almaden	-	1,102,483
Total	55,793,431	54,475,285

Yarumalito

On March 11, 2022, the Company acquired an existing 1% net smelter return ("NSR") royalty on the Company's Yarumalito Project in Colombia from Newrange Gold Corp. ("Newrange"). Pursuant to an agreement, the Company paid Newrange $100,000 in cash and delivered 10,000 common shares of the Company. The total purchase price including transaction costs was $134,212 and was capitalized to exploration and evaluation assets during the nine months ended August 31, 2022.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

Almaden

On June 13, 2022, the Company and its subsidiary entered into an option agreement (the "Option Agreement") with Nevgold and a subsidiary of NevGold, pursuant to which, among other things, it agreed to grant an option to acquire 100% of the Company's Almaden Project to NevGold's subsidiary. Pursuant to the terms thereof, on July 4, 2022 (the "Option Agreement Closing Date"), the Company closed the grant of the option to NevGold's subsidiary. As consideration for the option grant, the Company received 4,444,444 common shares of NevGold ("NevGold Shares") with a fair value of $2,488,889, based on the closing NevGold Share price of $0.56 as traded on the Option Agreement Closing Date. Unless permitted under securities legislation, the NevGold Shares can not be traded before November 4, 2022.

As a result of the grant of the Option Agreement, the Company recorded a gain in the amount of $1,379,332.

($)
Fair value of NevGold shares received on grant of Option Agreement	2,488,889
Almaden Project carrying value - July 4, 2022	(1,109,557)
Recovery on grant of mineral property option	1,379,332

To exercise the option, NevGold must, among other things:

●

make additional payments totaling $6,000,000 to GoldMining's subsidiary between January 1, 2023 and January 1, 2024, which payments may be satisfied by NevGold in cash or through the issuance of NevGold Shares, on the following dates:

o	January 1, 2023: $1,500,000
o	July 1, 2023: $1,500,000
o	January 1, 2024: $3,000,000

In the event that NevGold elects to satisfy any of the foregoing payments by issuing NevGold Shares, the number of such shares will be based upon the volume weighted average price of the NevGold Shares for the then-applicable 30-trading day period.

●	complete qualifying expenditures on the Project aggregating to $2,250,000, comprised of $1,500,000 on or before June 1, 2023, and a further $750,000 on or before December 31, 2023.

●	Additionally, NevGold is required to make success-based contingent payments totaling up to $7,500,000 to GoldMining, payable in cash or shares at the election of NevGold:
o	$500,000 on completion of a positive Preliminary Economic Assessment
o	$2,500,000 on completion of a positive Preliminary Feasibility Study
o	$4,500,000 on completion of a positive Feasibility Study

Pursuant to the Option Agreement, the Company also completed an initial strategic investment in NevGold by subscribing for 1,481,481 NevGold Shares at a price of $0.675 per share, which was based upon the volume weighted average price of the NevGold Shares for the 30-trading day period prior to the date the Option Agreement was entered into, for a total subscription of $1,000,000. Unless permitted under securities legislation, the NevGold Shares can not be traded before November 4, 2022.

In connection with the transactions, GoldMining was granted certain rights by NevGold under an investor rights agreement dated July 4, 2022. So long as the Company maintains an equity interest in NevGold above 4.99%, the rights under the investor rights agreement include: (i) pre-emptive rights to subscribe for NevGold shares in any share offering to allow the Company to maintain its ownership, and (ii) top-up rights to subscribe for NevGold shares issued under convertible debt, bought deals and other securities to which the pre-emptive rights did not otherwise apply. GoldMining has agreed to, subject to certain conditions, purchase additional NevGold equity in an amount to the lesser of $1.25 million and 40% of the total gross proceeds raised by NevGold in certain qualifying financings prior to November 30, 2022.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

Exploration Expenditures

Exploration expenditures on a project basis for the periods indicated are as follows:

					For the period from
	For the three months ended		For the nine months ended		incorporation,
	August 31,		August 31,		September 9, 2009, to
	2022	2021	2022	2021	August 31, 2022
	($)	($)	($)	($)	($)
La Mina	723,469	127,119	1,258,232	252,259	2,483,039
Whistler	155,855	248,878	242,240	293,175	3,128,281
Titiribi	66,708	72,345	207,025	211,036	2,042,833
São Jorge	68,128	37,349	199,439	105,496	1,345,597
Crucero	119,304	137,123	119,304	137,123	431,690
Yellowknife	12,343	58,368	54,554	203,125	1,199,295
Almaden	(27,957)	43,545	45,399	101,480	304,807
Yarumalito	15,689	7,954	39,988	22,555	154,117
Cachoeira	6,361	29,047	25,726	97,696	6,766,244
Rea	4,500	-	23,208	-	292,396
Montes Áureos and Trinta	-	-	-	-	1,819,966
Surubim	-	-	-	-	209,772
Batistão	-	-	-	-	30,902
Other Exploration Expenses	1,484	-	1,484	-	1,567,682
Total	1,145,884	761,728	2,216,599	1,423,945	21,776,621

6.	Cash and Cash Equivalents

	August 31,	November 30,
	2022	2021
	($)	($)
Cash and cash equivalents consist of:
Cash at bank and on hand	2,620,746	2,181,908
Guaranteed Investment Certificates	1,372,000	9,476,400
Total	3,992,746	11,658,308

7.	Margin Loan Payable

On October 28, 2021, the Company entered into an agreement for a $24.7 million (US$20 million) loan facility (the "Facility"), which Facility was available for general corporate purposes, acquisitions and to continue to advance the Company's projects. The Facility: (i) is subject to an interest rate of 3-month USD LIBOR plus 5.65% per annum, with the unutilized portion of the Facility subject to a standby fee of 3.00% per annum; (ii) matures on the earlier of October 28, 2022 or an earlier repayment date in accordance with its terms, and may be extended for an additional one-year period subject to lender approval; (iii) is secured by the shares of GRC owned by the Company; and (iv) is subject to customary loan-to-value and minimum share price requirements and conditions to drawdowns. The Company paid a one-time facility fee equal to 1.50% on entering into the Facility. The Facility provided for a minimum draw down of $12.4 million (US$10 million) and certain customary early repayment fees in the event that any portion of such minimum amount was repaid prior to maturity. As at August 31, 2022, the Company had drawn $12.4 million (US$10 million) under the Facility.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

The following outlines the movement of the margin loan during the nine months ended August 31, 2022, and the year ended November 30, 2021:

	US$	$

Draw-down	10,000,000	12,388,000
Less: transaction costs and fees	(340,962)	(422,384)
Interest expense	108,274	136,003
Unrealized foreign exchange loss	-	380,029
Balance at November 30, 2021	9,767,312	12,481,648
Principal repayment	(2,881,912)	(3,695,710)
Interest expense	993,748	1,269,996
Interest paid	(739,359)	(941,161)
Unrealized foreign exchange loss	-	259,769
Balance at August 31, 2022	7,139,789	9,374,542

During the three and nine months ended August 31, 2022, in order to provide the Company greater capital flexibility, the Company and the lender entered into an amendment of the Facility, pursuant to which, among other things, the Company repaid $3.9 million (US$3 million) without incurring early pre-payment fees and the Facility's margin and pricing requirements were amended to provide greater flexibility to the Company in light of existing market conditions. The Company does not currently expect to make further drawdowns prior to the upcoming maturity of the Facility. Further drawdowns and additional availability under the Facility are subject to satisfying the conditions under the terms of the Facility, which would not be met as of August 31, 2022. As a part of the amendment of the Facility, an additional 700,000 GRC shares were pledged as security for the Company's margin loan, for a total of 20,700,000 GRC shares being pledged as security.

8.	Rehabilitation Provisions

The Whistler Project's exploration activities are subject to the State of Alaska laws and regulations governing the protection of the environment. The Whistler Project rehabilitation provision is valued under the following assumptions:

	August 31,	November 30,
	2022	2021
Undiscounted amount of estimated cash flows (US$)	235,000	235,000
Life expectancy (years)	3	4
Inflation rate	8.10%	6.90%
Discount rate	3.46%	0.81%

In July 2017, the Company acquired the Yellowknife Project and assumed a provision for reclamation of $489,818 related to the restoration of the camp sites. The Yellowknife Project rehabilitation provision is expected to be settled in October 2023 and is valued under the following assumptions:

	August 31,	November 30,
	2022	2021
Undiscounted amount of estimated cash flows (CAD$)	490,000	490,000
Life expectancy (years)	1	2
Inflation rate	7.50%	4.90%
Discount rate	3.64%	0.98%

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

The following table summarizes the movements in the rehabilitation provisions:

	August 31,	November 30,
	2022	2021
	($)	($)
Balance at the beginning of year	899,829	815,828
Accretion	11,328	3,735
Change in estimate	(58,686)	83,328
Foreign currency translation adjustments	9,640	(3,062)
Total	862,111	899,829

9.	Share Capital

9.1         Authorized

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

At-the-Market Equity Program

On December 10, 2021, the Company entered into an equity distribution agreement with a syndicate of agents for an at-the-market equity distribution program (the "ATM Program").

Pursuant to the ATM Program, the Company may distribute up to US$50 million (or the equivalent in Canadian dollars) of its common shares (the "ATM Shares"). The ATM Shares sold under the ATM Program, if any, will be sold at the prevailing market price on the TSX or the NYSE, as applicable, at the time of sale. Unless earlier terminated by the Company or the agents as permitted therein, the ATM Program will terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$50 million (or the equivalent in Canadian dollars); or (b) January 1, 2023.

During the three and nine months ended August 31, 2022, the Company issued 2,579,620 and 5,448,932 common shares, respectively, under the ATM Program for gross proceeds of $3,274,102 and $9,198,433, respectively with aggregate commissions paid to agents of $81,919 and $230,084, respectively.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

9.2         Reserves

	Restricted Shares ($)	Share Options ($)	Warrants ($)	Total ($)
Balance at November 30, 2020	26,305	5,535,605	3,540,785	9,102,695
Options exercised	-	(610,494)	-	(610,494)
Restricted share rights vested	(69,440)	-	-	(69,440)
Share-based compensation	98,863	1,019,587	-	1,118,450
Balance at August 31, 2021	55,728	5,944,698	3,540,785	9,541,211
Options exercised	-	(141,233)	-	(141,233)
Restricted share rights vested	(35,750)	-	-	(35,750)
Share-based compensation	17,421	724,903	-	742,324
Balance at November 30, 2021	37,399	6,528,368	3,540,785	10,106,552
Options exercised	-	(426,000)	-	(426,000)
Restricted share rights vested	(81,500)	-	-	(81,500)
Share-based compensation	74,740	1,277,447	-	1,352,187
Balance at August 31, 2022	30,639	7,379,815	3,540,785	10,951,239

9.3         Share Options

The Company's share option plan (the "Option Plan") was approved by the Board of Directors of the Company (the "Board") on January 28, 2011, and amended and restated on October 30, 2012, October 11, 2013, October 18, 2016, April 5, 2019 and March 14, 2022.  Pursuant to the terms of the Option Plan, the Board may designate directors, officers, employees and consultants of the Company or any of its subsidiaries and employees of a person or company which provides services to the Company or any of its subsidiaries is eligible to receive incentive share options ("Option(s)") to acquire such numbers of GoldMining Shares as the Board may determine, each Option so granted being for a term specified by the Board up to a maximum of five years from the date of grant.  The Options vest in accordance with the vesting schedule during the optionee's continual service with the Company. The maximum number of GoldMining Shares reserved for issuance for Options granted under the Option Plan at any time is 10% of the issued and outstanding GoldMining Shares in the capital of the Company.  The Option Plan, as amended and restated, was affirmed, ratified and approved by the Company's shareholders in accordance with its terms at the Annual General and Special Meeting held on May 19, 2022.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

The following outlines movements of the Company's Options:

	Number of Options	Weighted Average Exercise Price ($)
Balance at November 30, 2020	10,732,000	1.51
Granted	350,000	1.93
Exercised(1)	(1,023,333)	0.92
Expired	(50,000)	2.51
Balance at August 31, 2021	10,008,667	1.58
Granted	2,665,000	1.83
Exercised	(174,517)	1.48
Expired	(55,000)	2.50
Balance at November 30, 2021	12,444,150	1.63
Granted	543,945	1.71
Exercised(2)	(700,520)	1.59
Cancelled/Forfeited	(167,500)	1.96
Expired	(2,205,000)	1.71
Balance at August 31, 2022	9,915,075	1.62

(1)

During the three and nine months ended August 31, 2021, the Company issued 177,450 and 980,401 common shares, respectively, at weighted average trading prices of $1.77 and $2.08. The common shares were issued pursuant to the exercise of 208,333 and 1,023,333 share options, of which 29,117 and 37,068 common shares were issued pursuant to the exercise of 60,000 and 80,000 share options on a net exercise basis.

(2)

During the three and nine months ended August 31, 2022, the Company issued nil and 686,501 common shares. During the nine months ended August 31, 2022, 686,501 common shares were issued at weighted average trading prices of $2.26. The common shares were issued pursuant to the exercise of 700,520 share options, of which 5,981 common shares were issued pursuant to the exercise of 20,000 share options on a net exercise basis.

The fair value of Options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Nine months ended August 31, 2022	Nine months ended August 31, 2021
Risk-free interest rate	2.73%	0.44%
Expected life (years)	2.82	1.71
Expected volatility	61.94%	61.21%
Expected dividend yield	0.00%	0.00%
Estimated forfeiture rate	4.39%	4.89%

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

A summary of Options outstanding and exercisable at August 31, 2022, are as follows:

	Options Outstanding			Options Exercisable
Exercise Prices	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
$0.78 - $0.97	1,842,500	0.79	1.25	1,842,500	0.79	1.25
$0.98 - $1.05	2,059,500	1.05	1.97	2,059,500	1.05	1.97
$1.06 - $1.57	1,085,000	1.29	1.92	853,750	1.28	1.16
$1.58 - $1.83	2,498,750	1.83	4.20	1,253,750	1.83	4.20
$1.84 - $3.38	2,429,325	2.67	3.20	2,271,695	2.72	3.11
	9,915,075	1.62	2.69	8,281,195	1.59	2.38

The fair value of the Options recognized as share-based compensation expense during the three and nine months ended August 31, 2022, was $226,300 and $1,277,447, respectively, (three and nine months ended August 31, 2021: $164,832 and $1,019,587, respectively), using the Black-Scholes option pricing model.

9.4         Restricted Share Rights

The Company's restricted share plan (the "RSP") was approved by the Board of Directors of the Company (the "Board") on November 27, 2018. Pursuant to the terms of the RSP, the Board may designate directors, senior officers, employees and consultants of the Company eligible to receive restricted share rights ("RSR(s)") to acquire such number of GoldMining Shares as the Board may determine, in accordance with the restricted periods schedule during the recipient's continual service with the Company. There are no cash settlement alternatives. The RSP was approved by the Company's shareholders in accordance with its term at the Company's annual general meeting held on May 25, 2019.

The RSRs vest in accordance with the vesting schedule during the recipient's continual service with the Company. The Company classifies RSRs as equity instruments since the Company has the ability and intent to settle the awards in common shares. The compensation expense for standard RSRs is calculated based on the fair value of each RSR as determined by the closing value of the Company's common shares at the date of the grant. The Company recognizes compensation expense over the vesting period of the RSR.  The Company expects to settle RSRs, upon vesting, through the issuance of new common shares from treasury.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

The following outlines the movements of the Company's RSRs:

	Number of RSRs	Weighted Average Value ($)
Balance at November 30, 2020	49,040	2.88
Vested	(24,040)	2.89
Balance at August 31, 2021	25,000	2.86
Granted	50,000	1.83
Vested	(12,500)	2.86
Balance at November 30, 2021	62,500	2.04
Vested	(37,500)	2.17
Balance at August 31, 2022	25,000	1.83

The fair value of the RSRs recognized as share-based compensation expense during the three and nine months ended August 31, 2022 was $9,620 and $74,740 (three and nine months ended August 31, 2021: $15,035 and $98,863).

9.5         Income (loss) per share

For the three months ended August 31, 2022 and 2021, the Company's outstanding stock options were not included in the calculation of diluted loss per share as they were anti-dilutive.

For the nine months ended August 31, 2022 and 2021, diluted income (loss) per share was calculated as follows:

	Nine months ended August 31, 2022			Nine months ended August 31, 2021
	Loss for	Weighted	Loss	Income for	Weighted	Income
	the period	average shares	per share	the period	average shares	per share
	($)	outstanding	($)	($)	outstanding	($)
Basic income (loss) per share	(8,814,657)	152,614,721	(0.06)	94,435,987	149,233,244	0.63
Effect of dilutive securities:
Stock options	-	-	-	-	3,391,520	-
Diluted income (loss) per share	(8,814,657)	152,614,721	(0.06)	94,435,987	152,624,764	0.62

9.6         Gold Royalty Corp share based compensation

GRC's share-based compensation from its equity incentive plan was recognized as share-based compensation expense of the Company on a consolidated basis up to the date of its IPO on March 11, 2021, at which point GRC was deconsolidated.

During the three and nine months ended August 31, 2021, the Company recognized share-based compensation expense of $nil and $840,804 for the GRC share options granted up to the date of loss of control.

During the three and nine months ended August 31, 2021, the Company recognized share-based compensation expense of $nil and $311,901, respectively, for GRC restricted shares up to the date of loss of control.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

10.	Financial Instruments

The Company's financial assets include cash and cash equivalents, short-term investment, reclamation deposits and long-term investments. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture, due to related parties and margin loan payable. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash and cash equivalents, accounts payable and accrued liabilities, due to joint venture and due to related parties approximate fair value due to their short terms to settlement. The Company's margin loan payable is current, is measured at amortized cost and classified as level 2 within the fair value hierarchy. The carrying value of the margin loan approximates its fair value as its interest rate is comparable to current market rate risks.

The Company's short-term and long-term investments are measured at fair value on a recurring basis and classified as Level 1 within the fair value hierarchy. The fair value of short-term and long-term investments are determined by obtaining the quoted market price of the short-term or long-term investment and multiplying it by the quantity of shares held by the Company.

10.1         Financial Risk Management Objectives and Policies

The financial risk arising from the Company's operations are currency risk, credit risk, liquidity risk and commodity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with the Company's financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

10.2         Currency Risk

The Company's operating expenses and acquisition costs are denominated in United States dollars, the Brazilian Real, the Colombian Peso and Canadian dollars. The exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company and its subsidiaries functional currencies. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations; however, management monitors foreign exchange exposure.

The Canadian dollar equivalents of the Company's foreign currency denominated monetary assets are as follows:

	As at August 31,	As at November 30,
	2022	2021
	($)	($)
Assets
United States Dollar	74,979,305	138,692,454
Brazilian Real	36,745	17,610
Colombian Peso	468,880	183,151
Total	75,484,930	138,893,215

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

The Canadian dollar equivalent of the Company's foreign currency denominated monetary liabilities are solely in United States Dollars and total $10,061,142. The impact of a Canadian dollar change against the United States Dollar on the investment in GRC by 10% at August 31, 2022 would have an impact, net of tax, of approximately $6,228,567 on other comprehensive loss for the nine months ended August 31, 2022. The impact of a Canadian dollar change against the United States Dollar on the Company's other financial instruments based on balances at August 31, 2022 would have an impact of $658,277 on net loss for the nine months ended August 31, 2022.

10.3         Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's exposure to interest rate risk arises from the impact of interest rates on its cash, guaranteed investment certificates, lease liabilities and margin loan payable, which bear interest at fixed or variable rates. The interest rate risks on the Company's cash and cash equivalents and lease liabilities are minimal. The Company's margin loan bears a floating interest rate and an increase (decrease) of 10 basis points in 3-month USD LIBOR would not have a significant impact on net loss for the nine months ended August 31, 2022. The Company has not entered into any derivative instruments to manage interest rate fluctuations.

10.4         Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances.

The Company mitigates credit risk associated with its bank balance by only holding cash and cash equivalents with large, reputable financial institutions.

10.5         Liquidity Risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities.  To manage liquidity risk the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations.  As at August 31, 2022, the Company has a working capital deficit (current assets less current liabilities) of $6,348,515.  The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities and margin loan are expected to be realized or settled within a one-year period.

The Company has current cash and cash equivalent balances, access to its ATM Program, whereby the Company has the ability to issue shares for cash, and ownership of liquid assets at its disposal. The Company also owns 20.77 million shares of NYSE listed Gold Royalty Corp. (closing share price as of August 31, 2022 of US$2.64 reflects a value of US$54,841,248), 5.93 million shares of NevGold and received dividends of $259,620 and $514,920, respectively, from GRC during the three and nine months ended August 31, 2022. GoldMining believes that its cash on hand, access to its ATM Program and ability to enter into future borrowings collateralized by the GRC and NevGold shares after the maturity of the existing Facility will enable the Company to meet its working capital requirements for the next twelve months commencing from the date that the consolidated financial statements are issued.

10.6         Other Price Risk

The Company is exposed to equity price risk as a result of holding its long-term investments. The Company does not actively trade its long-term investments. The equity prices of its long-term investments are impacted by various underlying factors including commodity prices. Based on the Company's long-term investments held as at August 31, 2022, a 10% change in the equity prices of its long-term investments would have an impact, net of tax, of approximately $6,459,234 on other comprehensive loss for the nine months ended August 31, 2022.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

11.	Related Party Transactions

11.1         Related Party Transactions

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

●

During the three and nine months ended August 31, 2022, the Company incurred $nil and $nil, respectively, (three and nine months ended August 31, 2021: $nil and $21,000, respectively) in consulting fees for corporate development consulting services paid to a direct family member of its Chairman. The fees paid in the prior period were for business development services, including introducing the Company to various parties in the areas of project generation, corporate finance groups and potential strategic partners. Granted Options that vested and which were expensed during the three and nine months ended August 31, 2022, had a fair value of $nil and $731, respectively, (three and nine months ended August 31, 2021: ($1,591) and $17,404, respectively) using the Black-Scholes option pricing model.

●

During the three and nine months ended August 31, 2022, the Company incurred $53,159 and $149,000 respectively, (three and nine months ended August 31, 2021: $nil and $28,950, respectively) in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by a direct family member of its Chairman and are within industry standards. As at August 31, 2022, $39,769 was payable to such related party (November 30, 2021: $nil).

Related party transactions are based on the amounts agreed to by the parties. During the three and nine months ended August 31, 2022, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

11.2         Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity and include management and directors' fees and share-based compensation, which are described below for the three and nine months ended August 31, 2022:

	For the three months ended		For the nine months ended
	August 31,		August 31,
	2022	2021	2022	2021
	($)	($)	($)	($)
Management Fees	43,093	34,720	125,033	140,827
Director and Officer Fees	140,685	61,325	309,511	248,995
Share-based compensation	151,404	119,489	807,710	836,107
Total	335,182	215,534	1,242,254	1,225,929

As at August 31, 2022, $7,299 was payable to key management personnel for services provided to the Company (November 30, 2021: $20,793). Compensation is comprised entirely of salaries, fees and similar forms of remuneration and directors' fees. Management includes the Chief Executive Officer and the Chief Financial Officer.

12.	Segmented Information

The Company conducts its business as a single operating segment, being the acquisition, exploration and development of mineral properties. The Company operates in five principal geographical areas: Canada (country of domicile), Brazil, United States, Colombia and Peru.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

The Company's total non-current assets, total liabilities and operating loss by geographical location are detailed below:

	Total non-current assets		Total liabilities
	As at August 31,	As at November 30,	As at August 31,	As at November 30,
	2022	2021	2022	2021
	($)	($)	($)	($)
Canada	82,705,190	137,820,266	11,248,560	23,748,802
Colombia	28,799,560	28,055,990	24,435	118,692
Brazil	14,473,094	12,965,266	83,248	72,704
Peru	6,908,210	6,724,336	-	-
United States	1,136,715	2,312,403	787,036	510,873
Total	134,022,769	187,878,261	12,143,279	24,451,071

	Total operating income (loss)		Total operating income (loss)
	For the three months ended		For the nine months ended
	August 31, 2022	August 31, 2021	August 31, 2022	August 31, 2021
	($)	($)	($)	($)
Canada	(1,793,469)	(7,893,529)	(6,883,893)	103,486,108
Colombia	(905,799)	(279,298)	(1,804,585)	(792,009)
Brazil	(219,922)	(330,223)	(643,922)	(480,784)
Peru	(122,541)	(159,745)	(139,609)	(171,558)
United States	908,463	(142,133)	658,239	(372,565)
Total	(2,133,268)	(8,804,928)	(8,813,770)	101,669,192

13.	Commitments

Boa Vista Joint Venture Project

Pursuant to the terms of a shareholder's agreement among Brazilian Gold Corp ("BGC"), a subsidiary of the Company, D'Gold Mineral Ltda. ("D'Gold"), a former joint venture partner of Boa Vista Gold Inc. ("BVG") , and Majestic D&M Holdings LLC ("Majestic"), dated January 21, 2010, as amended on May 25, 2011, June 24, 2011 and November 15, 2011, a 1.5% net smelter return royalty is payable to D'Gold and a further 1.5% net smelter return royalty is payable by BVG to Majestic if Majestic's holdings in BVG drop below 10%.

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, Golden Tapajós Mineração Ltda. ("GT"), a subsidiary of BVG, was required to pay R$3,620,000 in September 2018 to the counterparty thereunder. In May 2019, GT renegotiated the terms of the mineral rights agreement with respect to the aforementioned payment. As a result of the amended terms of the mineral rights agreement, GT paid R$400,000 in May 2019 to the counterparty and a further R$3,220,000 ($815,623) will be due in December 2022. If GT fails to make such payment, subject to a cure period, the counterparty may seek to terminate the agreement and the mineral rights that are the subject of the agreement will be returned to the counterparty.

Surubim Project

Jarbas Agreement

The Company is required to make the following remaining payments:

●	US$628,660 (payable in R$ equivalent) in December 2022.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

If the Company's subsidiary fails to make any of the aforementioned payments, subject to a cure period, the counterparty may seek to terminate the agreement and the interest in the exploration license will be returned to the counterparty.

Altoro Agreement

Pursuant to an option agreement between the Company's subsidiary and Altoro Mineração Ltda. dated November 5, 2010, as amended on December 3, 2010 and December 14, 2012, the Company's subsidiary was granted the option to acquire certain exploration licenses for an aggregate consideration of US$850,000. Pursuant to this agreement, a cash payment of US$650,000 is payable upon the National Mining Agency (Agência Nacional de Mineração or ANM) granting a mining concession over certain exploration concessions.

La Mina Project

The La Mina Project hosts the La Mina concession contract and the contiguous La Garrucha concession contract. Surface rights over a portion of the La Garrucha concession contract is subject to a surface rights lease agreement and an option agreement as outlined below:

Pursuant to a surface rights lease agreement dated July 6, 2016, and amended August 19, 2016, April 4, 2017, November 5, 2018, and July 10, 2020, the Company can lease the surface rights over a portion of the La Garrucha concession contract by making the following remaining payments:

●	US$55,000 in December 2022.

In addition, pursuant to an option agreement entered into by the Company's subsidiary on November 18, 2016, amended April 4, 2017, November 5, 2018, and July 10, 2020, the Company can purchase the La Garrucha concession by making an optional payment of US$650,000 on December 7, 2022. This was amended in September 2022 to extend the date of such payment, such that the Company can now purchase the concession by making the following optional payments:

●	US$162,500 in December 2022.
●	US$162,500 in May 2023.
●	US$162,500 in December 2023.
●	US$162,500 in May 2024.

In addition to the La Garrucha agreements, Jarbas Agreement, Altoro Agreement and Boa Vista Mineral Rights Agreement as at August 31, 2022, the Company is renting or leasing various offices and storage spaces located in Brazil, Colombia and Peru that relate to lease agreements with terms of 12 months or less from the date of initial application or relate to low value assets.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

Future rental payments are as follows:

	Amount ($)
Due within 1 year	109,300
1 – 3 years	7,767
3 – 5 years	-
More than 5 years	-
Total	117,067	(1)

(1)	Includes $25,359 related to low value assets and $91,708 related to short-term leases on the date of initial application.

The Company's commitments related to long-term leases at the date of initial application, that do not relate to low value assets, are disclosed as lease liabilities.

14.	Subsequent Events

Subsequent to August 31, 2022, the Company issued 2,047,930 ATM Shares under the ATM Program for gross proceeds of approximately $2.35 million, with aggregate commissions paid or payable to the Agents and other share issue costs of approximately $0.06 million.

On September 8, 2022, the Company's subsidiary, BRI Alaska Corp. redomiciled from Alaska to Nevada and changed its name to U.S. GoldMining Inc. ("U.S. GoldMining").

On September 23, 2022, U.S. GoldMining issued 635,000 performance based restricted common stock to directors, officers and other personnel, representing approximately 6.3% of the outstanding shares of the entity. The performance based restricted shares are subject to restrictions and forfeiture, if such performance conditions are not met within applicable periods.